FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Presentation by Rami Aboukhair, Country Head Spain

Item 1

Helping people and businesses prosper Rami Aboukhair Country Head Spain

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Key takeaways 4 Spanish market and outlook 1 Delivering on our strategic targets ahead of plan 2 Popular: Sizing up our growth opportunities 3

3 Spanish market and outlook 1

4 2015 2016 2017E 2018E 1.1 1.9 2.1 1.6 Positive GDP growth momentum… Positive economic growth outlook… …with a strong employment creation R ecovery in property transactions… … aligned with growth in Real Estate prices 2015 2016 2017E 2018E 3.2 3.2 3.2 2.8 2015 2016 2017E 2018E 22.1 19.6 17.2 15.2 YoY growth (%) Unemployed rate (%) Source: INE and Santander Research Department YoY growth (%) 2015 2016 2017E 2018E 10.4 14.0 13.4 6.3 YoY growth of property sales (%)

5 … and the financial sector showing improving prospects …and deposits growth Positive loans dynamics… Interest rates environment to improve YoY growth (%) 2015 2016 2017E 2018E 0.2 3.2 2.5 1.6 YoY Private sector growth (%) 2015 2016 2017E 2018E - 3.9 - 3.8 0.1 2.3 Interest rates (Euribor 12 months, %) Source: INE and Santander Research Department. 2015 2016 2017E 2018E 0.14 - 0.05 0.03 - 0.13

6 Delivering on our strategic targets ahead of plan 2

7 Our strategy already delivers tangible results in all our targets Be the best bank for our employees by embedding our Simple | Personal | Fair People Customers Shareholders Communities Help people and businesses ’ prosper with a focus on education and entrepreneurship Advanced Risk Management Sustainable profitability To be the best retail and commercial bank, earning the lasting loyalty of our… Build deep, long lasting relationships with our customers Be the “ bank of choice ” for SMEs & Corporates Excellence in customer service & innovation to generate value

8 2015 1H'17 0.8 1.2 Loyalty strategy supports strong results in retail customers… 1l2l3 strategy improves loyalty and customer profile Market share gains in mortgages… Retail loyal customers (MM) 2015 1H'17 9.2% 11.5% UPLs new production market share Mortgages new production market share 2015 1H'17 5.1% 8.0% Better customer profile: • Higher income 1.4x • 2x products held by customers • Better risk profile • 90% satisfied customers • ~60% of commercial activity +55% …and in unsecured personal loans +2.3pp +2.9pp 1 2 Note: Figures excluding Popular (1) Recommendation rate of 1l2l3 customers (2) UPL share excluding SCF and other consume r f inance entities from Santander Spain

9 International Business loans ( € Bn) …while strengthening our position in SMEs and Corporates Note: Figures excluding Popular. Average credit and deposits for SMEs and Corporates 1H'15 1H'17 4.6 5.9 2015 1H'17 10.2% 11.0% 2015 1H'17 217 335 Deepening customer loyalty Driving new loans growth in SME… Business banking, SME and Corporate loyal customers (k) SME loans market share …and International Business Avg. Assets per customer (YoY growth) Avg. Liabilities per customer ( YoY growth ) +6% +9% +54% +0.8pp +30%

Our strategy is providing solid results and outperformance

Our loyalty and *pay for value* model delivers increasing fee income growth

Fee income growth (1H'17, YoY)



8%
14%
Peers avg.
+1%
+8%

CAGR
(1H'17 vs.1H'15)

Combining high business returns…

Profit Before Taxes growth (1H'17, YoY)



10%
17%
Peers avg.

…with strong risk management

Cost of credit risk (1H'17)



0.68%
0.33%
Spanish banking system[1]

Note: Figures excluding Popular. Peers including Caixabank, BBVA, Sabadell, Bankia and Bankinter (1) Spanish banking system cost of credit risk as of March 2017 based on Bank of Spain data

Santander
10
GROUP STRATEGY UPDATE

11 Helping people and businesses Be the best bank to work for our people Strong commitment with employees and communities: Implementing our Simple | Personal | Fair culture Top Employer Spain 2017 Promoting female leadership >12,000 scholarships in 2017 Note: Figures excluding Popular 100 new business ideas development through our C o - working program Coworking

12 3 Popular: Sizing up our growth opportunities

13 Popular: Transformational , right time in the cycle, consistent with targets… …and now, w orking hard on integration • Loyalty bonds: >50 % take up in two weeks • + € 10Bn (+ 19%) in deposits since announcement. Loans recovering • Popular teams are highly engaged Commercial action 2 • + € 7Bn with 13 - 14% RoI C • Narrowest TERP discount in a European bank rights issue since 2012 Capital increase 1 • ~ € 30Bn transaction: Largest ever in Spain • Positive impact on capital Real Estate disposal 3 In 60 days we have addressed the three key challenges …

14 …and entails a unique domestic consolidation opportunity 25% Share in SME 19% Share in loans and deposits 1 st Private Banking 1 st Global Corporate Banking Santander is the market leader… …with 4 core priorities that fit within our strategy Create shareholder value 1 Leverage on Santander Group strengths Enhance digital transformation to boost efficiency and productivity 2 3 4 Combine the best of both Banks: • Improve SME franchise • Grow in customer loyalty Note: Market shares including Popular. Leaders in Private banking by Funds People ranking and Dealogic. Leaders in GCB main league tables by Dealogic (1) Credit risk exposure 1

15 Creating shareholder value through in - market consolidation 1 Strong and balanced footprint in all regions to increase shareholder value Improving profitability… Post transaction branch market shares 10% ~13% 2016 2020E with synergies RoTE Note: Figures including Popular (1) RoTE Spain public perimeter. Calculated with equity as 11% over RWA A nationwide branch network with heavier weight in wealthier regions 59% 50% 2016 2020E with synergies S ynergies achievement ( € 500MM) ahead of plan …and efficiency 13 - 14% in 2020 Above Cost of Equity in 2019 2019: ~2% 2020: ~3% 2018: ~3% RoIC EPS accretion TNAVPS accretion 1 Cost - to - income 21% 12% 14% 12% 15% 12% 15% 17% 24% 20% 13% 10% 15% 10% 16% 20%

16 2 Combining best of both banks to strengthen and enhance SME franchise Popular has an outstanding SME franchise that strongly fits Santander… …with solid best practices that will be reinforced and transferred to Santander ▪ SME culture widespread in the commercial network ▪ Strong loyalty with face to face commercial approach to customers % of Popular customers new to Santander Focus on added - value products for Santander Credit % of customers with product 80% 90% Receivable discounting Opportunity 2x Opportunity 3x (1) SME customers with > € 2MM - € 50MM turnover Popular Santander Total NEW Business banking, SME and Corporate customers NEW SME customers with < € 2MM turnover Bill discounting Loans 1

17 Growth opportunity through Santander added - value products… 2 International business customers Reverse factoring volume Factoring volume Opportunity 2x Opportunity 16x Opportunity 7x Vehicles in renting Opportunity 4x Note: SME customers with > € 2MM - € 50MM turnover

18 …and potential to enhance Retail customer loyalty in Popular 2 Product penetration in retail customers Payrolls Credit cards Life insurance Popular Santander % of customers holding the product 1.4 2.8 Average products held by retail customers Upside for customers loyalty Popular customers can benefit from additional transactional products Opportunity 2x Opportunity 3x Opportunity 6x Opportunity 1.5x (1) Credit card does not include WiZink 1

3 Leveraging on Santander Group strengths to foster growth

Capturing the potential of our international footprint

1st Corridor launched: **Spain-UK**

Unique value proposition

- Seamless onboarding
- Cross-country risk assessment

International customers — **4x more profitable** [1]



Santander >50% market share in trade corridor

Leveraging our GCB capabilities to serve customers with high potential

Increase penetration of **specialised product**

Foreign exchange, Equity, Capital Markets and M&A, Structured Trade Products

SMEs and Corporates with GCB products — **2.5x more profitable** [2]

SME and Corporate customers with GCB products [3]



+30%
2015
1H'17

...but still only 8% of our customers hold GCB products

(1) Gross margin SME customers with international business vs customers without (2) Gross margin SMEs and Corporates with Global Corporate Banking products vs customer without (3) SME customers with foreign exchange product

Santander
19
GROUP STRATEGY UPDATE

20 28% 40% Enhance digital transformation to boost efficiency and productivity… 4 Retail digital customers (%) + 12pp 3x more profitable Digital customer Growing digital customers to improve profitability… …as it leads to better customer experience and efficiency (1) Gross margin digital vs. non - digital (2) Total international trading operations ~5% ~25% UPL sales through digital channels ( % of total sales) 5x <1% 36% International business lending through digital channels ( % of total sales) 2 36x 1

4 …due to a solid breakthrough in digital banking

New added-value capabilities to increase digital penetration

Leaders in mobile payments (Samsung Pay, Santander, Apple Pay) → **60%** Market share

Seamless 3 clicks process → **+45%** Digital sales[1]

Best-in-class remote banking advisor (Santander | Personal, 24h) → **+20pp** customer satisfaction[2]

Omni-channel strategy to deliver the best seamless experience across channels



16 monthly accesses per customers
8 monthly accesses per customers
>130 daily visits to each branch
MOBILE
SUPERNET WEB
BRANCH
CUSTOMER
ATM
CONTACT CENTER
SANTANDER PERSONAL
300 ATMs are used each minute
1 call every 4 seconds
35 daily commercial managements per manager

(1) Loans, commercial paper, Funds, Cards and International business (2) Customer satisfaction index growth YTD for Santander Select and SME customers using Santander Personal

Santander 21 GROUP STRATEGY UPDATE

22 Key takeaways 4

23 We are delivering ahead of plan on our commitments People Best bank to work Individual career plans (k) 180º appraisals (k) Customers Total loyal customers (MM) Fee income (YoY) 1I2I3 customers (MM) Digital customers (MM) Best - in - class bank in customer experience Shareholders NPL ratio RoTE Cost - to - income ratio Communities Number of scholarships 2016 - 2018 (k) 1H’17 2nd 17.8 7 1.6 14% 2.3 3.0 4 th 5.0% 15% 55% 24.5 2018 1 st 15.4 7 2.5 5 - 10% 4 4.2 1 st <4% ~ 13% ~ 55% 39.2 Note: 2018 excludes Popular (1) CAGR 2018/2015 (2) Management perimeter 1 2 2nd 13.2 6.5 1.3 2.0 2.7 3rd 5.5% 5.4% 12% 59% 12.2 2016 2nd 13.1 6.5 1.0 0.8 2.4 5th - 5.9% 6.5% 10% 56% n.a. 2015

24 Cost - to - income On track to deliver our 2020 commitments RoTE 2016 2020E with synergies 10% ~13% 59% 50% - 9pp ~ 3pp 2016 2020E with synergies (1) Public perimeter, c alculated with equity as 11% over RWA 1

25 • Banco Popular acquisition is a unique opportunity to create additional shareholder value • We are ahead of plan to achieve our 2018 targets and our Popular acquisition 2020 targets: – Capture 500MM € synergies (ahead of plan) – Improve RoTE from ~10% to ~13% – Reduce cost - to - income from 59% to 50% • We are leaders, but we have opportunities to grow further as we combine the best of both banks, improve customer loyalty and upgrade digital capabilities

26 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer